PENDRAM INC.

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED

DECEMBER 31, 2019

TABLE OF CONTENTS

Consolidated Balance Sheet 2
Consolidated Profit and Loss 3
Consolidated Statement of Cash Flows 4
Consolidated Statement of Equity 5
Notes to the Consolidated Financial Statement 6

Pendram Inc.

BALANCE SHEET

As of December 31, 2019

	JAN - DEC 2018	JAN - DEC 2019
ASSETS		
Current Assets		
Bank Accounts		
1000 UBS Checking	2,634.42	0.00
1005 WF Checking		114,700.06
Total Bank Accounts	**$2,634.42**	**$114,700.06**
Total Current Assets	**$2,634.42**	**$114,700.06**
TOTAL ASSETS	**$2,634.42**	**$114,700.06**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
2500 Accrued Liabilities	1,600.00	2,400.00
Total Other Current Liabilities	**$1,600.00**	**$2,400.00**
Total Current Liabilities	**$1,600.00**	**$2,400.00**
Long-Term Liabilities		
28000 Convertible Debt		6,000.00
29000 SAFE		240,000.00
Total Long-Term Liabilities	**$0.00**	**$246,000.00**
Total Liabilities	**$1,600.00**	**$248,400.00**
Equity		
30100 Capital Stock	75,000.00	105,901.50
32000 Retained Earnings	-29,635.16	-73,965.58
Net Income	-44,330.42	-165,635.86
Total Equity	**$1,034.42**	**$ -133,699.94**
TOTAL LIABILITIES AND EQUITY	**$2,634.42**	**$114,700.06**

Pendram Inc.

PROFIT AND LOSS

January 2018 - December 2019

	JAN - DEC 2018	JAN - DEC 2019	TOTAL
Income			
Uncategorized Income		0.84	$0.84
Total Income	**$0.00**	**$0.84**	**$0.84**
Cost of Goods Sold			
51100 Freight and Shipping Costs		24.19	$24.19
Total Cost of Goods Sold	**$0.00**	**$24.19**	**$24.19**
GROSS PROFIT	**$0.00**	**$ -23.35**	**$ -23.35**
Expenses			
60000 Research & Development	11,511.21	24,982.16	$36,493.37
60400 Bank Service Charges	271.67	371.44	$643.11
61700 Computer and Internet Expenses	411.62	3,794.71	$4,206.33
62500 Dues and Subscriptions	138.00	743.38	$881.38
63300 Insurance Expense		500.00	$500.00
63400 Interest Expense		-1.36	$ -1.36
64300 Meals and Entertainment		1,246.26	$1,246.26
64900 Office Supplies		777.56	$777.56
66700 Administrative Services		48,233.83	$48,233.83
68100 Telephone Expense	190.44	219.53	$409.97
69000 Legal & Professional Fees	23,154.80	24,940.00	$48,094.80
70000 Marketing	7,949.05	57,959.91	$65,908.96
Total Expenses	**$43,626.79**	**$163,767.42**	**$207,394.21**
NET OPERATING INCOME	**$ -43,626.79**	**$ -163,790.77**	**$ -207,417.56**
Other Income			
80500 Interest & Ohter Income	96.37	103.91	$200.28
Total Other Income	**$96.37**	**$103.91**	**$200.28**
Other Expenses			
90000 CA Tax Expense	800.00	800.00	$1,600.00
90500 DE Franchise Tax		1,149.00	$1,149.00
Total Other Expenses	**$800.00**	**$1,949.00**	**$2,749.00**
NET OTHER INCOME	**$ -703.63**	**$ -1,845.09**	**$ -2,548.72**
NET INCOME	**$ -44,330.42**	**$ -165,635.86**	**$ -209,966.28**

Pendram Inc.

STATEMENT OF CASH FLOWS

January 2018 - December 2019

	JAN - DEC 2018	JAN - DEC 2019	TOTAL
OPERATING ACTIVITIES			
Net Income	-44,330.42	-165,635.86	$ -209,966.28
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
2500 Accrued Liabilities	800.00	800.00	$1,600.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**800.00**	**800.00**	**$1,600.00**
Net cash provided by operating activities	**$ -43,530.42**	**$ -164,835.86**	**$ -208,366.28**
FINANCING ACTIVITIES			
28000 Convertible Debt		6,000.00	$6,000.00
29000 SAFE		240,000.00	$240,000.00
30100 Capital Stock		30,901.50	$30,901.50
Net cash provided by financing activities	**$0.00**	**$276,901.50**	**$276,901.50**
NET CASH INCREASE FOR PERIOD	**$ -43,530.42**	**$112,065.64**	**$68,535.22**

Pendram, Inc.
Statement of Shareholders Equity
For the calendar years 2018 and 2019

	Common Stock Shares	Common Stock Amount	Retained Earnings/(Loss)	Total Shareholders Equity
Balance December 31, 2017	**8,500,000**	**$ 75,000.00**	**$ (29,635.16)**	**$ 45,364.84**
Net Income 2018			(44,330.42)	(44,330.42)
Balance December 31, 2018	**8,500,000**	**$ 75,000.00**	**(73,965.58)**	**1,034.42**
Shares Issued	3,594,000	$ 30,901.50		30,901.50
Net Income 2019			(165,635.86)	(165,635.86)
Balance Decmeber 31, 2019	**12,094,000**	**$ 105,901.50**	**$ (239,601.44)**	**$ (133,699.94)**

Pendram, Inc.
Notes to Financial Statements
December 31, 2018 and 2019

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
Pendram, Inc. (the “Company”) is a corporation organized under the laws of the state of Delaware. The accompanying financial statements have been prepared in accordance with the *Financial Reporting Framework for Small- and Medium-Sized Entities* issued by the American Institute of Certified Public Accountants, which is a special purpose framework and not U.S. generally accepted accounting principles (U.S. GAAP). The accounting principles that compose the framework are appropriate for the preparation and presentation of small- and medium-sized entity financial statements, based on the needs of the financial statement users and cost and benefit considerations. This special purpose framework, unlike U.S. GAAP, does not require the recognition of deferred taxes. We have chosen the option to recognize only current income tax assets and liabilities.

Nature of Operations
The Company is engaged in the design and sale of consumer products. As of the financial statement date the Company has not completed the design and as such has not earned any revenue.

Use of Estimates
The preparation of financial statements in conformity with the *Financial Reporting Framework for Small and Medium-Sized Entities* requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory
The Companies inventory is measured on the moving average cost method.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed primarily using the straightline method over the estimated useful lives of the assets, which range from 5 to 7 years.
Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related

accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Revenue and Cost Recognition
Revenues from sales are recognized at the time of title transfer to the customer, which is generally at shipment. The corresponding cost of goods sold is recognized in the same accounting period as the revenue.

Research and Development
The Company expenses research and development costs as incurred.

Income Taxes
For financial reporting purposes, the Company has elected to use the taxes payable method. Under that method, income tax expense represents the amount of income tax the Company expects to pay based on the Company's current year taxable income. The Company has to date been in a taxable loss position.

Evaluation of Subsequent Events
The Company has evaluated subsequent events through August 21, 2020, which is the date the financial statements were available to be issued.

Professional Fees
Professional Fees consist of expenditures for legal and advisory services and are expensed as incurred.

Marketing
Marketing costs are expensed as incurred.

As permitted in accordance with SEC regulations Reg CF including 17 CFR Parts 227 and 239 [Release No. 33-10781] "Temporary Amendments to Regulation Crowdfunding", financial statements have been reviewed and approved by company officers, but a licensed CPA review or audit has not been performed. Therefore, in the future, CPA reviewed financial statements may result in changes including footnotes to the stated financials, however the company does not expect these changes would be material.